So
3/11/03

03012782

VP 3-10-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 38485

RECEIVED MAR 07 2003 187 PROCESSING SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
United Planners' Financial Services of America,
A Limited Partnership

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7333 East Doubletree Ranch Road, Suite 120
(No. and Street)

Scottsdale (City) Arizona (State) 85258 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas C. Schaefer (480) 991-0225
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

2901 N. Central Avenue, Suite 1200 (Address) Phoenix (City) Arizona (State) 85012 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

MAR 21 2003

OATH OR AFFIRMATION

I, Thomas C. Schaefer, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of United Planners' Financial Services of America, A Limited Partnership, as of and for the year ended December 31, 2002, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

SUSAN B. HOLLAND
Notary Public - Arizona
Maricopa County
My Comm. Expires May 28, 2004

Signature

Executive Vice President
Title

Notary Public

This report ** contains (check all applicable boxes):

(x) ( ) Independent Auditors' Report.
(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Partners' Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to the Claims or Creditors (not applicable).
(x) ( ) Notes to Financial Statements.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( ) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not applicable).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17e-5(e)(3).

United Planners' Financial Services of America, A Limited Partnership

SEC I.D. No. 8-38485

Financial Statements for the Years Ended December 31, 2002 and 2001, Supplemental Schedule as of December 31, 2002, Supplemental Report on Internal Control and Independent Auditors' Report

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, Arizona 85012-2799

Tel: (602) 234-5100
Fax: (602) 234-5186
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

We have audited the following financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") as of December 31, 2002 and 2001 and for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Partners' Capital	4
Statements of Cash Flows	5

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital for brokers and dealers pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934 (page 12) of the Partnership as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Partnership's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 28, 2003

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership
SEC I.D. No. 8-38485

STATEMENTS OF FINANCIAL CONDITION DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CASH AND CASH EQUIVALENTS	$ 2,592,569	$ 2,462,260
MARKETABLE SECURITIES		185,627
COMMISSIONS RECEIVABLE	303,967	488,521
PROPERTY, Net	359,590	343,897
SECURITY DEPOSITS	120,000	100,000
OTHER ASSETS	537,443	312,494
TOTAL	$ 3,913,569	$ 3,892,799

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES:		
Commissions payable and other liabilities	$ 2,033,879	$ 1,574,755
Due to affiliate	144,437	344,509
Total liabilities	2,178,316	1,919,264
COMMITMENTS AND CONTINGENCIES (Note 9)		
PARTNERS' CAPITAL:		
General partner	815,887	939,162
Limited partners	919,366	1,034,373
Total partners' capital	1,735,253	1,973,535
TOTAL	$ 3,913,569	$ 3,892,799

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership SEC I.D. No. 8-38485

STATEMENTS OF INCOME YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES:		
Commissions and income from principal transactions	$ 35,818,960	$ 39,052,428
Investment income	51,441	110,208
Other income	958,142	688,786
Total revenues	36,828,543	39,851,422
OPERATING EXPENSES:		
Commissions	32,078,359	35,055,085
Employee compensation and benefits	3,057,864	2,660,622
Rent	318,667	230,058
Ticket charges	277,043	269,013
Office	259,982	265,382
Advertising and sales	215,836	224,261
General and administrative	151,665	124,709
Professional services	95,127	129,472
Depreciation and amortization	82,073	68,810
Other	43,057	145,207
Total operating expenses	36,579,673	39,172,619
NET INCOME	$ 248,870	$ 678,803

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA,
A Limited Partnership
SEC I.D. No. 8-38485

STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
YEARS ENDED DECEMBER 31, 2002 AND 2001

	General Partner's Capital	Limited Partners' Capital	Total
BALANCE, JANUARY 1, 2001	$ 761,824	$ 924,021	$ 1,685,845
Distributions	(132,259)	(258,854)	(391,113)
Net income, preferred return	34,728	33,255	67,983
Net income, residual allocation	274,869	335,951	610,820
BALANCE, DECEMBER 31, 2001	939,162	1,034,373	1,973,535
Distributions	(239,798)	(247,354)	(487,152)
Net income, preferred return	33,974	31,454	65,428
Net income, residual allocation	82,549	100,893	183,442
BALANCE, DECEMBER 31, 2002	$ 815,887	$ 919,366	$ 1,735,253

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership SEC I.D. No. 8-38485

STATEMENTS OF CASH FLOWS YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 248,870	$ 678,803
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation and amortization	82,073	68,810
Impairment loss on exchange membership	8,855	
Loss on sale of marketable securities	5,117	
Changes in assets and liabilities:		
Marketable securities		365
Commissions receivable	184,554	136,854
Security deposits	(20,000)	
Other assets	(237,669)	28,607
Commissions payable and other liabilities	459,124	(1,078,198)
Due to affiliate	(200,072)	28,293
Net cash provided by (used in) operating activities	530,852	(136,466)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property	(93,901)	(167,552)
Proceeds from sale of marketable securities	180,510	
Net cash provided by (used in) investing activities	86,609	(167,552)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Partners' capital distributions	(487,152)	(391,113)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	130,309	(695,131)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,462,260	3,157,391
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 2,592,569	$ 2,462,260

See notes to financial statements.

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership SEC I.D. No. 8-38485

NOTES TO FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002 AND 2001

1. ORGANIZATION AND DESCRIPTION OF OPERATIONS

United Planners' Financial Services of America, A Limited Partnership (the "Partnership"), a securities broker-dealer licensed in all states, is subject to regulation under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD") and the Pacific Exchange. The Partnership was formed on August 21, 1987. The General Partner of the Partnership is United Planners' Group, Inc. ("UPG"), an Arizona Corporation. UPG is a wholly owned indirect subsidiary of Pacific Life Insurance Company ("Pacific Life"). UPG's immediate parent is Pacific Select Distributors, Inc. ("PSD").

The Partnership acts as an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer, mutual fund, life insurance company or limited partnership. The Partnership transmits all customer funds and securities to the clearing enterprise, which maintains and preserves all accounts and records of the Partnership's customers. The clearing enterprise receives a fee for this service, which is a percentage of the gross commission on agency transactions or of the net trading profits after clearing fees on principal transactions. The Partnership is also a Registered Investment Advisor under the Investment Advisors Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The Partnership prepares its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents—Cash and cash equivalents include all highly liquid investments with original maturities of three months or less. The carrying values approximate fair values due to the short-term maturities of these investments.

Marketable Securities—Marketable securities, which are exclusively mutual funds at December 31, 2001, are classified as trading and are stated at estimated fair value. Fair value is estimated based on quoted market prices.

Commissions Receivable and Commissions Payable—Commissions receivable primarily represent commissions due to the Partnership from the sale of financial products. Commissions payable represent amounts due to the Partnership's sales representatives in connection with the sale of financial products.

Fair Value of Financial Instruments—The carrying amount of commissions receivable, commissions payable and other liabilities, and amounts due to affiliate approximates fair value due to the short maturity of those instruments.

Property—Property is recorded at cost and depreciated or amortized using the straight-line method based on estimated useful lives ranging from three to eight years.

Security Deposits—Security deposits represent deposits maintained with clearing broker-dealers in connection with the use of their services.

Other Assets—The Partnership's membership in the Pacific Exchange is included in other assets and carried at the lower of its carrying value or fair value. The carrying value of the membership is $17,500 and $26,355 at December 31, 2002 and 2001, respectively. The estimated fair value of the membership is approximately $17,500 and $38,000 at December 31, 2002 and 2001, respectively. An impairment loss of $8,855 was recognized in 2002.

Partner Withdrawal or Termination—If a Limited Partner withdraws or is terminated, the Partnership will acquire the interest at 80% of the Limited Partner's capital account unless the withdrawal is by reason of retirement, death or disability whereby the interest will be acquired at 100% of the Limited Partner's capital account.

Commissions and Income from Principal Transactions—The Partnership, as an introducing broker-dealer, records commission and income from principal transactions on a trade-date basis. Fees paid to the clearing broker-dealer, such as ticket charges, are recorded as expenses. In addition, the Partnership, as selling agent for various limited partnership offerings, insurance companies and mutual funds, records commission income when earned as specified under the participating agreements. Essentially, commissions are earned when the terms of the offering are met, the offering is closed, and cash has been received from the subscriber.

Income Taxes—The taxable income (loss) of the Partnership is allocated to the partners; accordingly, no charge or benefit for income taxes is included in the Partnership's financial statements.

Allocation of Profits and Losses and Cash Distributions—As detailed in the Limited Partnership Agreement, allocable profits and losses (as defined in the Agreement) shall be allocated in a ratio of 45% to the General Partner and 55% to the Limited Partners. Limited and General Partners are to receive a minimum of 25% and 50%, respectively, of any allocation in cash. Losses incurred prior to December 31, 1993 were allocated 100% to the General Partner. However, whenever the allocation of any loss would result in reducing the capital account balance of any Limited Partner below zero, such allocation, to the extent it would produce a negative capital account, shall be reallocated to, and reduce the capital account balance of, the General Partner.

The Limited Partnership Agreement also defines a Preferred Return on Capital Invested (the "Preferred Return"). The rate used for the Preferred Return is determined annually at the discretion of the General Partner. For the years ended December 31, 2002 and 2001, the Preferred Return was $65,428 and $67,983, respectively.

Comprehensive Income—There are no differences between comprehensive income and net income on the accompanying statements of income.

Securities Transactions—Securities transactions for the Partnership's customers are executed and cleared by independent clearing agents on a fully disclosed basis. Customers' securities transactions are reported on a settlement-date basis with related commission revenue and expenses reported on a trade-date basis. Fees paid to the clearing agent are recorded as expenses when incurred.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncement—Effective January 1, 2002, the Partnership adopted Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* SFAS No. 142 requires that goodwill shall not be amortized and shall be tested for impairment annually. Other intangible assets shall be amortized over their useful lives. Adoption of SFAS No. 142 did not have a material impact on the Partnership's financial statements.

Effective January 1, 2002, the Partnership adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which addresses accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Adoption of SFAS No. 144 did not have a material impact on the Partnership's financial statements.

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 addresses the recognition, measurement and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 establishes a change in the requirements for recognition of a liability for a cost associated with an exit or disposal activity. SFAS No. 146 now requires these liabilities to be recognized when actually incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Partnership believes that the adoption of SFAS No. 146 will not have a material impact on the Partnership's financial statements.

In November 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantors Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others,* an interpretation of FASB Statements No. 5, 57 and 107, and rescission of FIN No. 34, *Disclosure of Indirect Guarantees of Indebtedness of Others.* FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Partnership believes the adoption of such interpretation will not have a material impact on its results of operations or financial position and will adopt such interpretation on January 1, 2003 as required.

In January 2003, the FASB issued FASB Interpretation ("FIN") No. 46, *Consolidation of Variable Interest Entities,* an interpretation of ARB No. 51. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The

consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The disclosure requirements will apply in all financial statements issued after January 31, 2003. The Partnership believes the adoption of such interpretation will not have a material impact on its results of operations or financial position.

3. PROPERTY

Property comprises the following at December 31:

	2002	2001
Equipment	$ 397,902	$ 362,215
Furniture	207,728	156,145
Computer software	147,141	140,510
Total	752,771	658,870
Less accumulated depreciation and amortization	393,181	314,973
Property, net	$ 359,590	$ 343,897

4. EMPLOYEE BENEFIT PLANS

The Partnership participates in a 401(k) defined contribution plan (the "Contribution Plan") that substantially covers all employees and is provided by Pacific Life. Generally, employees (participants) who have one month of continuous employment are eligible to participate in the Contribution Plan. Participants may contribute 2% to 20% of their before-tax commissions or compensation in each pay period. Matching contributions are made in the form of common stock of Pacific LifeCorp, Pacific Life's parent, through an Employee Stock Ownership Plan of the Contribution Plan and will not exceed 75% of the first 6% of the participant's before-tax contributions up to the Internal Revenue Service maximum allowable amount. The Partnership contributed $60,417 and $50,109 to the Contribution Plan for the years ended December 31, 2002 and 2001, respectively.

The Partnership's employees and officers are eligible to participate in a defined benefit employee retirement plan (the "Pension Plan") provided by Pacific Life. During the years ended December 31, 2002 and 2001, the Partnership's contribution to the Pension Plan was $71,422 and $64,983, respectively.

Certain officers of the Partnership are eligible to participate in a deferred compensation plan provided by the Partnership. This plan permits certain employees to defer portions of their compensation and earn interest on the deferred amounts. The interest rate is determined annually. The primary expense, other than compensation related to this plan, is the interest of the deferred compensation. Deferred compensation in the amount of $855,477 and $451,702 has been accrued for this plan as of December 31, 2002 and 2001, respectively, and is included in commissions payable and other liabilities.

5. COMMISSIONS PAYABLE AND OTHER LIABILITIES

Commissions payable and other liabilities comprise the following at December 31:

	2002	2001
Commissions payable	$ 788,528	$ 701,397
Accounts payable	20,486	86,763
Other accrued liabilities	369,388	334,893
Deferred compensation liability	855,477	451,702
Commissions payable and other liabilities	$ 2,033,879	$ 1,574,755

6. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December31, 2002 and 2001, the Partnership had regulatory net capital of $793,826 and $1,289,300, respectively, which was $648,605 and $1,161,349, respectively, in excess of its required net capital of $145,221 and $127,951, respectively. At December 31, 2002 and 2001, the Partnership's aggregate indebtedness was 2.74 and 1.49, respectively, times its net capital.

7. RESERVE REQUIREMENT

Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission provides a formula for the maintenance by broker-dealers of reserves in connection with customer-related transactions and standards regarding the physical possession or control of fully paid and excess margin securities.

There are allowable exemptions to the Rule provided that certain conditions are met. Due to the nature of the Partnership's business, these conditions are satisfied and the Partnership claims an exemption under subparagraph (k)(2)(ii) of the Rule.

8. RELATED-PARTY TRANSACTIONS

Pacific Life and PSD pay certain expenses on the Partnership's behalf. At December 31, 2002 and 2001, the balances due to affiliate for reimbursement of such expenses were $214,285 and $344,509, respectively. For the years ended December 31, 2002 and 2001, total reimbursements were $2,636,855 and $2,478,940, respectively.

Commissions totaling $3,607,074 and $4,486,037 for the years ended December 31, 2002 and 2001, respectively, were earned through sales of Pacific Life products.

The Partnership also receives product allowances from Pacific Life for selling its variable annuities and marketing allowances from Pacific Life to offset the expense of marketing Pacific Life products. Product allowances were $0 and $107,846 for the years ended December 31, 2002 and 2001, respectively. Marketing allowances were $36,350 and $34,249 for the years ended December 31, 2002 and 2001, respectively.

The Partnership also receives sponsorship fees from Pacific Life and from a majority-owned subsidiary of Pacific Life, M.L. Stern Co., LLC ("M.L. Stern"), to cover the expenses that the Partnership incurs for planning and organizing business and educational conferences. The total sponsorship fees received by the Partnership from these related parties totaled $139,365 and $0 for the years ended December31, 2002 and 2001, respectively. The balances due from affiliates for sponsorship fees totaled $69,848 and $0 at December 31, 2002 and 2001, respectively.

The related party balances are as follows as of December 31:

	2002	2001
Due to Pacific Life	$ 214,285	$ 344,509
Due from Pacific Life	(41,625)	
Due from M.L. Stern	(28,223)	
Total due to affiliate, net	$ 144,437	$ 344,509

9. COMMITMENTS AND CONTINGENCIES

Litigation—The Partnership is a defendant in lawsuits arising in the normal course of business. It is the opinion of management that the amount of losses, if any, resulting from this litigation will not be material to the financial position or results of operations of the Partnership.

Financial Instruments with Off-Balance-Sheet Credit Risk—As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of customers, including financial institutions. The Partnership introduces these customer transactions for clearance through independent clearing agents on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the Partnership's ability to liquidate the customer's collateral at an amount equal to the original contracted amount. Agreements between the Partnership and its clearing agents provide that the Partnership is obligated to assume any exposure related to such nonperformance by the Partnership's customers. The Partnership monitors its customer activity by reviewing information it receives from its clearing agents on a daily basis and seeks to control the aforementioned risks by requiring the registered representative to compensate the Partnership for nonperformance by the customer.

Operating Leases—The Partnership leases its office space under an operating lease agreement, which was amended during 2001 to include additional office space and expires on December 31, 2006. The following are future minimum lease obligations on noncancelable operating leases:

2003	$ 258,561
2004	268,805
2005	279,050
2006	279,050
Total	$ 1,085,466

Total rent expense for the years ended December 31, 2002 and 2001 was $318,667 and $230,058, respectively.

* * * * * *

UNITED PLANNERS' FINANCIAL SERVICES OF AMERICA, A Limited Partnership SEC I.D. No. 8-38485

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2002

NET CAPITAL:	
Total partners' capital qualified for net capital	$ 1,735,253
Deductions, nonallowable assets:	
Property, net	(359,590)
Membership in stock exchange	(17,500)
Other assets	(519,943)
Total deductions	(897,033)
Less Haircuts	(44,394)
NET CAPITAL	$ 793,826
AGGREGATE INDEBTEDNESS	$2,178,316
MINIMUM CAPITAL REQUIRED	$ 145,221
NET CAPITAL IN EXCESS OF MINIMUM CAPITAL REQUIRED	$ 648,605
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.74 to 1

Note: There are no differences between the computations using the amounts reported in the accompanying audited financial statements and the computations as reported in the Partnership's unaudited Focus Report, Part IIA, Form X17a-5 as of December 31, 2002.

Deloitte & Touche LLP
Suite 1200
2901 N. Central Avenue
Phoenix, Arizona 85012-2799

Tel: (602) 234-5100
Fax: (602) 234-5186
www.deloitte.com

Deloitte & Touche

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

January 28, 2003

United Planners' Financial Services of America,
A Limited Partnership
Scottsdale, Arizona

In planning and performing our audit of the financial statements of United Planners' Financial Services of America, A Limited Partnership (the "Partnership") for the year ended December 31, 2002 (on which we issued our report dated January 28, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Partnership that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Partnership's internal control would not necessarily disclose all matters in the Partnership's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Partnership's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Pacific Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP